Exhibit 99.1

Aurinia Announces Results of Annual General Meeting

VICTORIA, British Columbia--(BUSINESS WIRE)--June 22, 2017--Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (NASDAQ: AUPH / TSX: AUP) is pleased to announce that the six incumbent directors of the Company were elected at the Company’s annual general meeting held on June 21, 2017 (the “Meeting”).

Detailed results of the vote by proxy for the election of directors are provided below:

	Votes For (%)	Votes Withheld (%)
Nominee

Election of Directors
Richard Glickman	96.70%	3.30%
Benjamin Rovinski	99.09%	0.91%
David Jayne	71.78%	28.22%
Hyuek Joon Lee	98.95%	1.05%
Lorin Randall	75.43%	24.57%
George Milne	99.11%	0.89%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of LN. The Company is headquartered in Victoria, BC and focuses its development efforts globally.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
Vice President, Public Affairs
ceconomides@auriniapharma.com